

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3030

January 29, 2009

Steven Cooper
Interim Chief Executive Officer
Fortified Holdings Corp.
125 Elm Street
New Canaan, Connecticut 06840

> **Re: Fortified Holdings Corp.**
> **Preliminary Information Statement on Schedule 14A**
> **Filed December 12, 2008**
> **File No. 0-51936**

Dear Mr. Cooper:

We have completed our limited review of your preliminary information statement and have no further comments at this time. If you have any questions, please contact Tom Jones at 202-551-3602.

Sincerely,

Peggy Fisher
Assistant Director